Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 60-I dated June 5, 2007

Underlying supplement no. 800 dated June 5, 2007

Registration Statement no. 333-134553

Dated September 4, 2007

Rule 433

Preliminary Terms and Conditions, September 4, 2007	Telephone: +1 212 526 0905

100% Principal Protection Enhanced Participation Notes Linked to a Basket of Asian Indices

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, MTN prospectus supplement dated May 30, 2006, product supplement no. 60-I dated June 5, 2007, underlying supplement no. 800 dated June 5, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 60-I, underlying supplement no. 800, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR ®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering, will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 60-I, underlying supplement no. 800, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

These 100% Principal Protection Enhanced Participation Notes Linked to a Basket of Asian Indices (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the positive performance of a basket of three equity indices: the Nikkei 225SM Index, the MSCI Singapore Free IndexSM and the MSCI TaiwanSM Index (the “Basket”). Principal protection applies only at maturity.

❑	Potential enhanced returns linked to the positive performance of a basket of Asian indices

❑	100% principal protection at maturity

❑	Diversification into three equity markets

❑	No direct foreign currency exposure

❑	No interest payments

❑	Enhanced Participation with an expected Participation Rate of at least 110% (the actual Participation Rate will be set on the Trade Date)

Key Dates[1]

Trade Date	September 25, 2007	Final Valuation Date	September 25, 2012
Settlement Date	September 28, 2007	Maturity Date	September 28, 2012

[1]

Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 60-I, underlying supplement no. 800 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$5.00	$995.00
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $5.00 per $1,000 principal amount, or 0.50%, and may use these commissions to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

Lehman Brothers

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$1,000 per Note

Term	5 years

Basket	The Notes are linked to a basket consisting of the Nikkei 225SM Index (NKY), the MSCI Singapore Free IndexSM (SGY) and the MSCI TaiwanSM Index (TWY) (each, a “Basket Index” and, collectively, the “Basket Indices”).

Index	Nikkei 225SM Index	33.34%
Weightings	MSCI Singapore Free IndexSM	33.33%
	MSCI TaiwanSM	33.33%

Participation Rate	At least 110%. The actual Participation Rate will be set on the Trade Date.

Principal Protection	100% if held to maturity

Payment at Maturity (per $1,000)

At maturity, you will receive a cash payment, for each $1,000 Note principal amount, of $1,000 plus the Additional Amount, which may be zero.

The Additional Amount per $1,000 Note principal amount paid at maturity will be equal to the greater of:

Zero

or

$1,000 × Basket Return × Participation Rate

Basket Starting Level	Set equal to 100 on the Trade Date.

Basket Return	Basket Ending Level – Basket Starting Level Basket Starting Level

Basket Ending Level	The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 × [1 + (the Nikkei 225SM Index Return × 33.34%) + (the MSCI Singapore Free IndexSM Return × 33.33%) + (the MSCI TaiwanSM Index Return × 33.33%)]

The “Nikkei 225SM Index Return,” the “MSCI Singapore Free IndexSM Return” and the “MSCI TaiwanSM Index Return” are the performance of the respective Basket Indices, calculated, in each case, as the percentage change from the respective Basket Index closing level on the Trade Date to the respective Basket Index closing level on the Final Valuation Date. See the definition of Index Return under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 60-I.

CUSIP	52517P3P4

ISIN	US52517P3P49

See “Additional Terms Specific to the Notes” on page 3. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 60-I dated June 5, 2007, underlying supplement no. 800 dated June 5, 2007 and this term sheet. See “Selected Risk Factors” on page 4, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 60-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 800 for risks related to the Basket Indices.

1 Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Additional Terms Specific to the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term Notes of which the Notes are a part, and the more detailed information contained in product supplement no. 60-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 800 (which describes each of the Basket Indices, as defined herein, including risk factors specific to each). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 60-I, underlying supplement no. 800, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 60-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 60-I and “Risk Factors” in the accompanying underlying supplement no. 800, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847. You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement no. 60-I dated June 5, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507129881/d424b2.htm

♦	Underlying supplement no. 800 dated June 5, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507129874/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the 100% Principal Protection Enhanced Participation Notes Linked to a Basket of Asian Indices that are offered hereby, unless the context otherwise requires.

Selected Purchase Considerations

♦	Uncapped Appreciation Potential: The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the Notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

♦

Diversification Among the Basket Components: The return on an investment in the Notes linked to the return of the Basket, which consists of the Nikkei 225SM Index, the MSCI Singapore Free IndexSM and the MSCI TaiwanSM Index. The Nikkei 225SM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. The MSCI Singapore Free IndexSM targets an 85% free float adjusted market representation level within each industry group in Singapore. The MSCI TaiwanSM Index targets an 85% free float adjusted market representation level within each industry group in Taiwan. For additional information about each Basket Component, see the information set forth under “The Nikkei 225SM Index,” “The MSCI Singapore Free IndexSM” and “The MSCI TaiwanSM Index” in the accompanying underlying supplement no. 800.

♦	Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [•]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 Note is $[•] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive interest payments on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 60-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 60-I and in the “Risk Factors” section of the accompanying underlying supplement no. 800. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦	No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦	Market Risk: The return on the Notes at maturity is linked to the positive performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

♦	The Notes Might Not Pay More Than the Principal Amount: You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, any of the stocks included in the Basket Indices, or contracts related to the Basket Indices. If the Basket Ending Level is not above the Basket Starting Level, the Additional Amount will be zero. This will be true even if the level of the Basket was above the Basket Starting Level at some time during the term of the Notes but falls below the Basket Starting Level on the Final Valuation Date.

♦	Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a substantially equally weighted basket composed of Basket Indices. At a time when the level of one or more Basket Indices increases, the level of the other Basket Index or Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or offset, by lesser increases or declines in the level of the other Basket Index or Indices.

♦	No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

♦	Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Nikkei 225SM Index, the MSCI Singapore Free IndexSM and the MSCI TaiwanSM Index: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Nikkei 225SM Index, the MSCI Singapore Free IndexSM and the MSCI TaiwanSM Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

♦	Dealer Incentives: We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $5 per Note to the principals, agents and dealers in connection with the distribution of the Notes

♦	Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦	Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦	We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

♦	Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 60-I.

The Nikkei 225SM Index

The Nikkei 225SM Index is published and disseminated by Nikkei Inc. As discussed more fully in the accompanying underlying supplement no. 800 under the heading “The Nikkei 225SM Index,” the Nikkei 225SM Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that measures the composite price performance of selected Japanese stocks. The 225 companies included in the Nikkei 225SM Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

You can obtain the level of the Nikkei 225SM Index at any time from the Bloomberg Financial Markets page “NKY <Index> <GO>” or from the Nikkei web site at www.nni.nikkei.co.jp.

The graph below illustrates the daily performance of the Nikkei 225SM Index from August 30, 2002 to August 30, 2007. The historical levels of the Nikkei 225SM Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Nikkei 225SM Index closing level on August 30, 2007 was 16,153.82.

The information on the Nikkei 225SM Index provided in this document should be read together with the discussion under the heading “The Nikkei 225SM Index” beginning on page US-5 of accompanying underlying supplement no. 800.

The MSCI Singapore Free IndexSM

The MSCI Singapore Free IndexSM (the “MSCI SGY Index”) is published by Morgan Stanley Capital International Inc. (“MSCI”). As discussed more fully in the accompanying underlying supplement no. 800 under the heading “The MSCI Singapore Free IndexSM,” the MSCI SGY Index targets an 85% free float adjusted market representation level within each industry group in Singapore. The MSCI SGY Index is computed generally by multiplying the previous day’s index level by the free float adjusted market capitalization level of each share in the MSCI SGY Index on the prior day, divided by the free float adjusted market capitalization level of each share in the MSCI SGY Index on the current day.

You can obtain the level of the MSCI SGY Index at any time from the Bloomberg Financial Markets page “SGY <Index> <GO>” or from the MSCI web site at www.mscibarra.com.

The graph below illustrates the daily performance of the MSCI SGY Index from August 30, 2002 to August 30, 2007. The historical levels of the MSCI SGY Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The MSCI SGY Index closing level on August 30, 2007 was 409.80.

The information on the MSCI SGY Index provided in this document should be read together with the discussion under the heading “The MSCI Singapore Free IndexSM” beginning on page US-9 of accompanying underlying supplement no. 800.

The MSCI TaiwanSM Index

The MSCI TaiwanSM Index (the “MSCI TWY Index”) is published by MSCI. As discussed more fully in the accompanying underlying supplement no. 800 under the heading “The MSCI TaiwanSM Index,” the MSCI TWY Index targets an 85% free float adjusted market representation level within each industry group in Taiwan. The MSCI TWY Index is computed generally by multiplying the previous day’s index level by the free float adjusted market capitalization level of each share in the MSCI TWY Index on the prior day, divided by the free float adjusted market capitalization level of each share in the MSCI TWY Index on the current day.

You can obtain the level of the MSCI TWY Index at any time from the Bloomberg Financial Markets page “TWY <Index> <GO>” or from the MSCI web site at www.mscibarra.com.

The graph below illustrates the daily performance of the MSCI TWY Index from August 30, 2002 to August 30, 2007. The historical levels of The MSCI TWY Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The MSCI TWY Index closing level on August 30, 2007 was 338.39.

The information on the MSCI TWY Index provided in this document should be read together with the discussion under the heading “The MSCI TaiwanSM Index” beginning on page US-14 of accompanying underlying supplement no. 800.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Participation Rate of 110%, the minimum Participation Rate, and a range of Basket Returns from +40% to -40%. The actual Participation Rate will be set on the Trade Date.

Example 1—The level of the Basket increases from the Basket Starting Level of 100 to a Basket Ending Level of 120. Because the Basket Ending Level is 120 and the Basket Starting Level is 100, the Basket Return is 20% calculated as follows:

(120 – 100)/100 = 20%

Because the Basket Return is 20%, the Additional Amount is equal to $220 and the payment at maturity is equal to $1,220 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 20% × 110%) = $1,220

Example 2—The level of the Basket decreases from the Basket Starting Level of 100 to a Basket Ending Level of 80. Because the Basket Ending Level is 80 and the Basket Starting Level is 100, the Basket Return is -20% calculated as follows:

(80 – 100)/100 = -20%

Because the Basket Return is -20%, the Additional Amount is equal to $0 and the payment at maturity, is equal to $1,000 per $1,000 principal amount Note.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We, or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.